BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that, pursuant to Article 37, paragraph 2 of CVM Resolution 81/2022, the Ordinary General Shareholders’ Meeting is scheduled to take place on March 28, 2024.

São Paulo, January 12, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relation Officer